SembCorp Industries

Co Regn No. 199802418D


05006536

Rule 12g3-2(b) File No. 825109

23 February 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAR - 8 2005
WASH, D.C. 213 SECTION

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL



Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	23-Feb-2005 17:27:55
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	DIVESTMENT OF SEMBCORP ENERGY (KWINANA) PTE LTD
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PressRelease-Kwinana.pdf
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SembCorp
Industries

February 23, 2005

DIVESTMENT OF SEMBCORP ENERGY (KWINANA) PTE LTD

SembCorp Industries Ltd (the "Group") announces that SembCorp Utilities Pte Ltd ("SembUtilities") has divested SembCorp Energy (Kwinana) Pte Ltd ("SCEK"), a special purpose company holding a 30 per cent stake in Perth Power Partnership ("PPP"), to Transfield Services Kwinana Pty Ltd of Australia.

The total consideration equivalent to around SGD 32 million was arrived at by taking into account the discounted cashflows of PPP and negotiated on a willing buyer, willing seller basis. The gain on disposal is approximately SGD 9 million.

The divestment was made by SembCorp Energy Pte Ltd ("SCE"), a 100 per cent subsidiary of SembUtilities. In August 2000, SCE acquired a 30 per cent interest in PPP from Edison Mission Energy, who retained 70 per cent of PPP.

PPP owns 100 per cent of the assets of Kwinana Cogeneration Plant ("KCP"), a gas-fired combined cycle cogeneration plant located about 40 kilometres south of Perth in Western Australia. Operating since late 1996, the plant is capable of producing 116 megawatts of electricity and 2,200 tonnes per day of steam.

The transaction is expected to complete on February 28, 2005. Following the divestment, the Group ceases to hold any shareholding in KCP.

Commenting on the divestment, President & CEO of SembUtilties, Tang Kin Fei, said, "In a review of our business portfolio several months ago, we assessed that our minority stake in PPP offered limited growth potential for SembUtilities in the Western Australia market. As our interest has always been to maximize shareholder value, a decision to realize the investment was made."

He continued, "We believe that in Transfield Services, we have found an ideal buyer as Transfield Services is an Australian utilities company with strong business interests in Western Australia. Transfield Services will be in a good position to contribute to the future success of PPP."

The divestment is not expected to have a material impact on the Group's earnings per share and the net tangible asset value per share. None of the directors or controlling shareholders of SembCorp Industries has any interest, direct or indirect, in the above transaction.

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